Exhibit 1U.1

Cabbacis Issues Shareholder Letter

and Provides Corporate Update

Niagara Falls, New York – January 28, 2026 - Cabbacis (OTCQB: CABI), a U.S. federally-licensed tobacco-product manufacturer focused on risk-reduction products being developed under the iBlend™ brand name, today issued a letter to shareholders from Joseph Pandolfino, Chairman & Chief Executive Officer of Cabbacis.

Dear Fellow Shareholders:

As we move into 2026, I would like to thank our shareholders for their continued support, provide a recap of the Company milestones achieved, and discuss where we are headed in the year to come. 2025 was a transformative year for Cabbacis, highlighted by extremely positive clinical trial results for our iBlend™ very-low-nicotine cigarettes as we advanced our commercialization pathway and first-to-market advantage.

Supported by positive results of focus group testing, the Company vehemently believes iBlend™ has the best taste and sensory characteristics of any very-low-nicotine tobacco cigarette ever produced. iBlend™ predominantly contains very-low-nicotine tobacco with added hemp resulting in a cigarette that contains approximately 95 percent less nicotine than the average of leading brands. We are moving toward filing a U.S. Food and Drug Administration (“FDA”) Premarket Tobacco Product Application (PMTA) required for the sale of iBlend™ cigarettes in the U.S.

Our mission and strategic priorities are focused on developing and commercializing our flagship iBlend™ products: cigarettes and vaporizer pods (for heated tobacco products also known as electronic vaporizers) containing predominantly very-low-nicotine tobacco blended with hemp to help smokers smoke less, reduce nicotine dependence and exposure, and increase quit attempts. Heated tobacco products heat real, processed tobacco, creating a nicotine-containing aerosol. Common brands include Philip Morris International’s IQOS®, British American Tobacco’s glo®, and Japan Tobacco International’s Ploom®.

To underscore the importance of Cabbacis’s products, about 49 million Americans use tobacco products, including 28 million cigarette smokers, and tobacco use is the leading cause of preventable disease and death in the United States, according to the U.S. Centers for Disease Control and Prevention. Worldwide, there are about 1.3 billion tobacco users, including 1 billion smokers, and tobacco use is the world’s leading cause of preventable death, according to the World Health Organization.

We have made significant and encouraging progress throughout 2025, accomplishing key milestones that further advanced our developmental products and our go-to-market timeline.

Product Strategy and Harm-Reduction Market Opportunity

iBlend™ could not be timelier, addressing the increasing demand for alternative products to help smokers smoke less, transition to less harmful products and/or quit tobacco altogether. Almost half of adult cigarette smokers attempt to quit each year, but less than 10 percent are successful. We believe iBlend™ has the potential to become a major player in the smoking harm-reduction movement within the accelerating $1 trillion global tobacco market.

Further powering the Company’s already enormous market opportunity is the potential implementation of the proposed rule by the FDA to make all cigarettes sold in the United States minimally or nonaddictive by limiting the level of nicotine in cigarettes (reduction of ~95%). The FDA’s goal is to help smokers quit and prevent future generations from becoming addicted to nicotine. We believe other countries may also follow FDA policy, which could drive an overnight shift in the dynamics of the global tobacco products market.

Clinical Validation and Intellectual Property Strength

Throughout most of 2025, we were highly focused on a pilot clinical trial carried out by the Rose Research Center. The trial involved 16 smokers who exclusively used four varieties of very-low-nicotine tobacco cigarettes made by Cabbacis during 3-hour ad libitum use sessions following an overnight abstinence from their usual brand cigarette. All Cabbacis cigarette varieties contained approximately 95 percent less nicotine than the average found in leading brands. Three iBlend™ cigarette types contained very-low-nicotine tobacco and each type had varying levels of hemp (5%, 10% and 20%), and the fourth cigarette type contained very-low-nicotine tobacco without any hemp. Positive results released in July showed that the iBlend™ products received strong satisfaction scores on the standardized mCEQ questionnaire and significantly decreased participants’ cravings for their usual brand cigarettes. The study also revealed important information regarding consumer preferences for hemp levels in iBlend™. We are now planning two follow-up behavioral studies and a consumer-perception study to start in the first and second quarters of 2026.

We continued to put strong emphasis on fortifying our robust intellectual property portfolio. Cabbacis now holds 36 worldwide patents, including 8 U.S. patents, and various pending patent applications for our innovative products across countries where approximately two-thirds of the world’s smokers collectively reside. In addition to our vaporizer pod patents issuing in Brazil and South Korea, two U.S. patents issued in 2025 with claims on pods for electronic vaporizers. These patents, when taken in tandem with our existing patents, comprehensively cover very-low-nicotine tobacco and hemp blended together in cigarettes and/or conventional-nicotine tobacco and hemp or very-low-nicotine tobacco and hemp blended together for vaporizer pods. iBlend™ and other trademarks are registered in key markets worldwide.

Manufacturing, Capital Strategy and Regulatory Pathway

Operationally and financially, we took several important steps enabling us to advance our commercialization pathway. Our manufacturing facility in Niagara Falls, New York holds all the required licenses to support our business, and we plan to invest in additional machinery.

We have a clean balance sheet without any debt, other than accruals, and are actively targeting a $7.5 million capital raise to support operations for the next two years. The SEC qualified our Regulation A+ Offering on November 24, 2025. Up to 3.75 million shares are being offered at $2.00 per share. To date, about 11 percent of the offering has been subscribed to by investors. Proceeds are to fund operations for a minimum of two years, including G&A, remaining clinical trials, tobacco & hemp plantings, intellectual property, machinery and unforeseen events.

Looking ahead, in the U.S., we expect to file a Premarket Tobacco Product Application (PMTA) for our iBlend™ cigarette brand around the middle of 2026 and anticipate the FDA review process could be as short as 1 year. As we move through the FDA review process for the U.S. market, we plan to start marketing our technology and products internationally. We are now focused on production for select foreign market introductions with lower regulatory barriers as test markets, and plan to initiate a limited commercial rollout in late 2026. Our international rollout will enable early revenue generation, generate important market data, and provide brand validation ahead of U.S. market entry. We also continue to explore licensing and partnership opportunities positioning Cabbacis to scale efficiently once U.S. authorization for the iBlend™ cigarette is secured.

We are entering 2026 with real excitement for what we believe will be a pivotal year for Cabbacis. We thank you, our shareholders, for your continued support and we thank our employees for helping advance our commercialization efforts. We look forward to sharing our accomplishments in the coming year as we strive to create value for our shareholders, employees, and tobacco users worldwide, and we thank all of you for your dedication to our mission to position Cabbacis as a leader in the next generation of risk-reduction products.

Sincerely,

Joseph Pandolfino
Chairman & Chief Executive Officer

About Cabbacis

Cabbacis (OTCQB: CABI) is focused on commercializing groundbreaking, patented risk-reduction tobacco products for the world’s one billion smokers. Led by its flagship iBlend™ very-low-nicotine cigarettes and vaporizer pods in development, the Company is well positioned ahead of the proposed FDA rule to cap the nicotine content in all U.S. cigarettes. iBlend™ predominately contains very-low-nicotine tobacco combined with non-intoxicating hemp to assist in smoking or vaping less, transitioning to less harmful tobacco products, and/or increasing quit attempts. The Company also plans to commercialize very-low-nicotine tobacco cigarettes and little cigars without hemp and vaporizer pods with conventional-nicotine tobacco and hemp.

In a clinical trial reported by Cabbacis, the Company’s very-low-nicotine cigarettes were highly rated for satisfaction and significantly reduced cravings for usual brand cigarettes. Cabbacis holds a global patent portfolio of 36 issued patents and various pending patent applications - primarily covering tobacco-hemp combinations in cigarettes and vaporizer pods - across key markets including the United States, Europe, China, India, Japan, Indonesia, Russia, South Korea, Canada, Australia, New Zealand, Mexico and Brazil - where approximately two-thirds of the world’s smokers collectively reside.

To learn more, please visit cabbacis.com or follow us on LinkedIn or X.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities law. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as “anticipate,” “believe,” “consider,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “likely,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Factors that could cause actual results to differ materially are described in “Risk Factors” in our Regulation A Offering Circular qualified by the SEC on November 24, 2025 and in our Annual Report on Form 1-K for the period ended December 31, 2024 filed with the SEC. We undertake no responsibility to publicly update or revise any forward-looking statement except as required by applicable law.

Investor Relations Contact:

Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
CABI@mzgroup.us
www.mzgroup.us

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